Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of December 31,
	Notes	2017	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	125,796	126,974	1,989
Intangible assets	5	15,922	19,349	303
Property, plant and equipment	4	69,794	71,917	1,127
Derivative assets	13,14	106	389	6
Investments	7	7,103	10,396	163
Investment in equity accounted investee	7	—	620	10
Trade receivables		3,998	4,179	65
Non-current tax assets		12,008	15,152	237
Deferred tax assets		3,098	3,521	55
Other non-current assets	10	16,793	12,450	195

Total non-current assets		254,618	264,947	4,150

Inventories	8	3,915	2,732	43
Trade receivables		94,846	100,000	1,567
Other current assets	10	30,751	32,622	511
Unbilled revenues		45,095	40,434	633
Investments	7	292,030	237,283	3,718
Current tax assets		9,804	7,931	124
Derivative assets	13,14	9,747	3,478	54
Cash and cash equivalents	9	52,710	52,065	816

Total current assets		538,898	476,545	7,466

TOTAL ASSETS		793,516	741,492	11,616

EQUITY
Share capital		4,861	9,047	142
Share premium		469	690	11
Retained earnings		490,930	440,387	6,899
Share based payment reserve		3,555	1,688	26
Other components of equity		20,489	18,652	292

Equity attributable to the equity holders of the Company		520,304	470,464	7,370
Non-controlling interest		2,391	2,381	37

TOTAL EQUITY		522,695	472,845	7,407

LIABILITIES
Long - term loans and borrowings	11	19,611	29,767	466
Deferred tax liabilities		6,614	5,092	80
Derivative liabilities	13,14	2	—	—
Non-current tax liabilities		9,547	8,221	129
Other non-current liabilities	12	5,500	4,525	71
Provisions	12	4	2	—

Total non-current liabilities		41,278	47,607	746

Loans, borrowings and bank overdrafts	11	122,801	102,163	1,601
Trade payables and accrued expenses		65,486	71,303	1,116
Unearned revenues		16,150	17,860	280
Current tax liabilities		8,101	11,342	178
Derivative liabilities	13,14	2,708	2,820	44
Other current liabilities	12	13,027	14,750	231
Provisions	12	1,270	802	13

Total current liabilities		229,543	221,040	3,463

TOTAL LIABILITIES		270,821	268,647	4,209

TOTAL EQUITY AND LIABILITIES		793,516	741,492	11,616

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2016	2017	2017	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	136,878	136,690	2,141	410,527	407,185	6,379
Cost of revenues	18	(96,576)	(95,976)	(1,504)	(290,773)	(287,781)	(4,509)
Gross profit		40,302	40,714	637	119,754	119,404	1,870
Selling and marketing expenses	18	(9,226)	(11,073)	(173)	(28,981)	(31,086)	(487)
General and administrative expenses	18	(8,610)	(9,991)	(157)	(24,754)	(24,340)	(381)
Foreign exchange gains/(losses), net		767	125	2	3,032	931	15
Results from operating activities	28	23,233	19,775	309	69,051	64,909	1,017
Finance expenses	19	(1,366)	(1,205)	(19)	(4,130)	(4,065)	(64)
Finance and other income	20	5,719	6,134	96	16,024	18,995	298
Share of profits/(loss) of equity accounted investee	7	—	10	—	—	14	—
Profit before tax		27,586	24,714	386	80,945	79,853	1,251
Income tax expense	16	(6,440)	(5,355)	(84)	(18,471)	(17,775)	(278)

Profit for the period		21,146	19,359	302	62,474	62,078	973

Attributable to:
Equity holders of the Company		21,094	19,371	302	62,284	62,053	973
Non-controlling interest		52	(12)	—	190	25	—

Profit for the period		21,146	19,359	302	62,474	62,078	973

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.36	4.03	0.06	12.81	12.85	0.20
Diluted		4.35	4.03	0.06	12.77	12.83	0.20
Weighted average number of equity shares used in computing earnings per equity share
Basic		4,834,941,252	4,802,285,697	4,802,285,697	4,863,935,370	4,830,841,298	4,830,841,298
Diluted		4,847,480,288	4,809,300,296	4,809,300,296	4,877,482,820	4,838,385,830	4,838,385,830

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine month ended December 31,
	Notes	2016	2017	2017	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		21,146	19,359	302	62,474	62,078	973
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		10	90	1	90	461	7
Net change in fair value of financial instruments through OCI		—	193	3	—	523	8

		10	283	4	90	984	15

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	698	(1,793)	(28)	838	1,004	16
Net change in time value of option contracts designated as cash flow hedges	13,16	(1)	4	—	(5)	(9)	—
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	(44)	—	—	(22)	(78)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	13,16	521	820	13	3,118	(4,172)	(65)
Net change in fair value of financial instruments through OCI	7,16	(146)	(798)	(13)	1,051	(288)	(5)

		1,028	(1,767)	(28)	4,980	(3,543)	(55)

Total other comprehensive income/(loss), net of taxes		1,038	(1,484)	(24)	5,070	(2,559)	(40)

Total comprehensive income for the period		22,184	17,875	278	67,544	59,519	933

Attributable to:
Equity holders of the Company		22,084	17,939	279	67,305	59,529	933
Non-controlling interest		100	(64)	(1)	239	(10)	—

		22,184	17,875	278	67,544	59,519	933

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2016	2,470,713,290	4,941	14,642	425,106	2,229	16,116	1,910	216	465,160	2,224	467,384
Total comprehensive income for the period
Profit for the period	—	—	—	62,284	—	—	—	—	62,284	190	62,474
Other comprehensive income	—	—		—	—	789	3,091	1,141	5,021	49	5,070

Total comprehensive income for the period	—	—	—	62,284	—	789	3,091	1,141	67,305	239	67,544

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	161,870	^	70	—	(70)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options*	—	—	—	349	(349)	—	—	—	—	—	—
Buyback of equity shares	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)		(25,000)
Dividends	—	—	—	(2,911)	—	—	—	—	(2,911)		(2,911)
Compensation cost related to employee share based payment transactions	—	—	—	(3)	1,310	—	—	—	1,307	—	1,307

	(39,838,130)	(80)	(14,184)	(13,311)	891	—	—	80	(26,604)	—	(26,604)

As at December 31, 2016	2,430,875,160	4,861	458	474,079	3,120	16,905	5,001	1,437	505,861	2,463	508,324

^	Value in less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Other components of equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695
Total comprehensive income for the period
Profit for the period	—	—	—	62,053	—	—	—	—	62,053	25	62,078
Other comprehensive income	—	—	—	—	—	1,039	(4,259)	696	(2,524)	(35)	(2,559)

Total comprehensive income for the period	—	—	—	62,053	—	1,039	(4,259)	696	59,529	(10)	59,519

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	3,126,045	7	1,877	—	(1,861)	—	—	—	23	—	23
Issue of shares by controlled trust on exercise of options ^	—	—	—	915	(915)	—	—	—	—	—	—
Buyback of equity shares #	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buy back	—	—	—	(312)	—	—	—	—	(312)	—	(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment transactions	—	—	—	11	909	—	—	—	920	—	920

	2,092,450,372	4,186	221	(112,596)	(1,867)	—	—	687	(109,369)	—	(109,369)

As at December 31, 2017	4,523,350,937	9,047	690	440,387	1,688	14,146	1,647	2,859	470,464	2,381	472,845

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)		142	11	6,899	26	222	26	44	7,370	37	7,407

*	Includes 13,728,607 and 24,190,993 treasury shares as of March 31, 2017 and December 31, 2017, respectively.
^	During the period 1,007,468 and 3,257,998 shares have been issued by the controlled trust on exercise of options for the nine months ended December 31, 2016 and 2017 respectively.
#	Refer note 27

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W-100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2016	2017	2017
			Convenience Translation into USS in millions (Unaudited) Refer note 2 (iv)
Cash flows from operating activities:
Profit for the period	62,474	62,078	973
Adjustments to reconcile profit for the year to net cash generated from
Loss (gain) on sale of property, plant and equipment and intangible assets, net	125	(168)	(3)
Depreciation amortization and impairment	14,926	15,422	242
Unrealized exchange (gain)/loss, net	3,039	3,581	56
Gain on sale of investments, net	(1,379)	(4,324)	(68)
Share based compensation expense	1,272	889	14
Income tax expense	18,471	17,775	278
Dividend and interest income, net	(13,309)	(12,496)	(196)
Other non-cash items	(1,068)	2,979	47
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(3,775)	(5,557)	(87)
Unbilled revenues	3,321	4,304	67
Inventories	(227)	1,183	19
Other assets	5,276	(166)	(3)
Trade payables, accrued expenses, other liabilities and provisions	(2,080)	7,355	115
Unearned revenues	(820)	2,237	35

Cash generated from operating activities before taxes	86,246	95,092	1,489

Income taxes paid, net	(19,059)	(18,367)	(288)

Net cash generated from operating activities	67,187	76,725	1,201

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,708)	(15,397)	(241)
Proceeds from sale of property, plant and equipment	832	801	13
Purchase of investments	(554,806)	(577,632)	(9,050)
Proceeds from sale of investments	486,395	634,956	9,948
Payment for business acquisitions including deposit in escrow, net of cash acquired	(32,213)	(6,652)	(104)
Interest received	13,130	11,977	188
Dividend received	195	461	7

Net cash used in investing activities	(103,175)	48,514	761

Cash flows from financing activities:
Proceeds from issuance of equity shares	*	23	*
Repayment of loans and borrowings	(85,017)	(90,097)	(1,412)
Proceeds from loans and borrowings	110,688	78,182	1,225
Payment for deferred/contingent consideration in respect of business combinations	(83)	(164)	(3)
Payment for buy back of shares including transaction cost	(25,000)	(110,312)	(1,728)
Interest paid on loans and borrowings	(1,394)	(2,295)	(36)
Payment of cash dividend (including dividend tax thereon)	(2,911)	—	—

Net cash generated from financing activities	(3,717)	(124,663)	(1,954)

Net (decrease)/increase in cash and cash equivalents during the period	(39,705)	576	8
Effect of exchange rate changes on cash and cash equivalents	825	46	1
Cash and cash equivalents at the beginning of the period	98,392	50,718	795

Cash and cash equivalents at the end of the period (Note 9)	59,512	51,340	804

* Value is less than ₹ 1 million

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on January 19, 2018. Amounts for the three and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by B S R & Co. LLP.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2017. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements.

All amounts included in the interim condensed consolidated financial statements are reported in Indian rupees (₹) in million except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the interim condensed consolidated financial statements as of and for the three and nine months ended December 31, 2017, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 63.83 (December 31, 2016: $ 1= ₹ 67.92), as published by the Federal Reserve Board of Governors on December 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)	Impairment testing: Goodwill and intangible assets recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Equity accounted investees

Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

Please refer to the Company’s Annual Report for the year ended March 31, 2017 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2017, except for the adoption of amendments and interpretations effective as of April 1, 2017. Although these amendments and amendments apply for the first time in the current financial year, they do not have a material impact on the interim condensed consolidated financial statements.

IAS 7- Amendment to Statement of Cash Flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended March 31, 2018.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The standard is effective for periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the full retrospective method effective April 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 22 - Foreign currency transactions and Advance consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign currency transactions and Advance consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is currently assessing the impact of IFRIC 22 on its consolidated financial statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		2		175		567		(6)		5		743
Additions/ adjustments		—		905		12,627		1,552		21		15,105
Acquisition through business combinations		—		88		423		60		—		571
Disposals/ adjustments		—		(18)		(5,263)		(520)		(78)		(5,879)

As at December 31, 2016		3,697		27,239		107,934		15,201		537		154,608

Accumulated depreciation/ impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		42		332		(3)		3		374
Depreciation		—		718		11,089		900		22		12,729
Disposals/ adjustments		—		(3)		(4,402)		(453)		(64)		(4,922)

As at December 31, 2016		—		6,101		75,180		11,762		465		93,508

Capital work-in-progress												9,262

Net carrying value including Capital work-in-progress as at December 31, 2016											₹	70,362

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions/ adjustments		—		1,133		16,572		2,242		23		19,970
Acquisition through business combinations		134		446		835		77		—		1,492
Disposals/ adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017		3,814		27,581		108,967		15,748		432		156,542

Accumulated depreciation/ impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals/ adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017		—		6,361		77,005		11,968		365		95,699

Capital work-in-progress												8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		15		85		(68)		63		(2)		93
Additions/ adjustments		—		643		7,784		1,442		989		10,858
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(155)		(3,559)		(606)		(193)		(4,513)

As at December 31, 2017		3,829		28,167		113,128		16,658		1,227		163,009

Accumulated depreciation/ impairment:
As at April 1, 2017	₹	—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		(4)		(120)		29		—		(95)
Depreciation		—		744		10,696		1,028		280		12,748
Disposals/ adjustments		—		(64)		(3,115)		(513)		(188)		(3,880)

As at December 31, 2017		—		7,037		84,466		12,512		457		104,472

Capital work-in-progress												13,380

Net carrying value including Capital work-in-progress as at December 31, 2017											₹	71,917

*	Including computer equipment and software.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2017		Nine months ended December 31, 2017
Balance at the beginning of the period	₹	101,991	₹	125,796
Translation adjustment		(4,319)		8
Acquisition through business combination, net/ adjustments		28,124		1,170

Balance at the end of the period	₹	125,796	₹	126,974

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Translation adjustment		(37)		(67)		(104)
Acquisition through business combinations		2,261		4,006		6,267

As at December 31, 2016		20,584		6,526		27,110
Accumulated depreciation/ impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		^		(21)		(21)
Amortization		1,640		458		2,098

As at December 31, 2016		5,804		1,379		7,183
Net carrying value as at December 31, 2016	₹	14,780	₹	5,147	₹	19,927
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Translation adjustment		(546)		(314)		(860)
Acquisition through business combinations		2,714		4,006		6,720

As at March 31, 2017		20,528		6,279		26,807
Accumulated depreciation/ impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization		5,107		747		5,854

As at March 31, 2017		9,264		1,621		10,885
Net carrying value as at March 31, 2017	₹	11,264	₹	4,658	₹	15,922

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		262		(38)		224
Acquisition through business combinations		5,565		169		5,734

As at December 31, 2017		26,355		6,410		32,765
Accumulated depreciation/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		(28)		(7)		(35)
Amortization		1,732		834		2,566

As at December 31, 2017		10,968		2,448		13,416
Net carrying value as at December 31, 2017	₹	15,387	₹	3,962	₹	19,349

^	value is less than 1

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

6.	Business Combination

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition strengthens Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.6 million).

The following table presents the allocation of purchase price:

Description	Pre- acquisitions carrying amount	Fair value adjustment	Purchase price allocation
Net assets	526	(29)	₹	497
Technology platform	436	(89)		347
Customer related intangibles	—	2,323		2,323
Brand	180	2,968		3,148
Alliance relationship	—	858		858
Deferred tax liabilities on intangible assets	—	(2,791)		(2,791)

Total	1,142	3,240	₹	4,382

Goodwill				28,020

Total purchase price			₹	32,402

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the three months June 30, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

Other Business Combinations:

During the nine months ended December 31, 2017, we completed four business combinations (which individually and in aggregate are not material) for a total consideration of ₹ 6,924 million. These transactions include (a) an acquisition of IT service provider which is focused on LATAM markets, (b) an acquisition of a design and business strategy consultancy firm based in US, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocation
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739

Goodwill		1,185

Total purchase price	₹	6,924

The pro-forma effects of these business combinations on the Company’s results were not material.

7.	Investments

Financial instruments consist of the following:

	As at
	March 31, 2017		December 31, 2017
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	104,675	₹	56,586
Others		569		636
Financial instruments at FVTOCI
Equity instruments		5,303		6,461
Commercial paper, Certificate of deposits and bonds		145,614		152,320
Financial instruments at amortized cost
Inter corporate and term deposits (2) (3)		42,972		31,676

	₹	299,133	₹	247,679

Current	₹	292,030	₹	237,283
Non-current	₹	7,103	₹	10,396

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 123 (March 31, 2017: ₹ 117) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest.
(3)	Term deposits include deposits in lien with banks amounting to ₹ 448 (March 31, 2017: ₹ 308).

Investment in equity accounted investee

During the nine months ended December 31, 2017, the Company has increased its investment in Drivestream Inc. from 19% to 43.7%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at December 31, 2017 was ₹ 620.

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2017		December 31, 2017
Stores and spare parts	₹	808	₹	771
Raw materials and components		1		—
Traded goods		3,106		1,961

	₹	3,915	₹	2,732

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and December 30, 2017 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2017		December 31, 2017
Cash and bank balances	₹	27,808	₹	29,198
Demand deposits with banks (1)		24,902		22,867

	₹	52,710	₹	52,065

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	December 31, 2016		December 31, 2017
Cash and cash equivalents	₹	59,940	₹	52,065
Bank overdrafts		(428)		(725)

	₹	59,512	₹	51,340

10.	Other assets

	As at
	March 31, 2017		December 31, 2017
Current
Prepaid expenses and Deposits	₹	13,486	₹	13,693
Due from officers and employees		2,349		2,085
Finance lease receivables		1,854		2,322
Advance to suppliers		1,448		1,600
Deferred contract costs		4,270		3,652
Interest receivable		2,177		2,583
Balance with excise, customs and other authorities		2,153		3,351
Others		3,014		3,336

	₹	30,751	₹	32,622

Non-current
Prepaid expenses including rentals for leasehold land and Deposits	₹	10,516	₹	9,164
Finance lease receivables		2,674		2,538
Deferred contract costs		3,175		488
Others		428		260

	₹	16,793	₹	12,450

Total	₹	47,544	₹	45,072

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2017		December 31, 2017
Borrowings from banks	₹	122,903	₹	115,142
External commercial borrowings		9,728		9,580
Obligations under finance leases		8,280		6,244
Term loans		1,501		964

	₹	142,412	₹	131,930

Current	₹	122,801	₹	102,163
Non-current	₹	19,611	₹	29,767

12.	Other liabilities and provisions

	As at
	March 31, 2017		December 31, 2017
Other liabilities:
Current:
Statutory and other liabilities	₹	3,353	₹	4,476
Employee benefits obligations		5,912		5,383
Advance from customers		2,394		2,550
Others		1,368		2,341

	₹	13,027	₹	14,750

Non-current:
Employee benefits obligations	₹	4,235	₹	4,173
Others		1,265		352

	₹	5,500	₹	4,525

Total	₹	18,527	₹	19,275

	As at
	March 31, 2017		December 31, 2017
Provisions:
Current:
Provision for warranty	₹	436	₹	293
Others		834		509

	₹	1,270	₹	802

Non-current:
Provision for warranty	₹	4	₹	2

	₹	4	₹	2

Total	₹	1,274	₹	804

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

				(in million)
	As at
	March 31, 2017		December 31, 2017
Designated derivative instruments
Sell: Forward contracts		$886	$	1,098
		£280	£	188
		€228	€	168
	AUD	129	AUD	112
Range Forward Option contracts		$130	$	—
Non designated derivative instruments
Sell: Forward contracts		$889	$	861
		£82	£	95
		€83	€	66
	AUD	51	AUD	66
	SGD	3	SGD	6
	ZAR	262	ZAR	132
	CAD	41	CAD	14
	SAR	49	SAR	41
	AED	69	AED	24
	PLN	31	PLN	48
	CHF	—	CHF	8
	QAR	—	QAR	17
	TRY	—	TRY	15
	MXN	—	MXN	61
	NOK	—	NOK	46
	OMR	—	OMR	3
Range Forward Option Contracts		$—	$	20
Buy: Forward contracts		$750	$	555
	JPY	—	JPY	556
	DKK	—	DKK	30

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at December 31,
	2016		2017
Balance as at the beginning of the period	₹	2,367	₹	7,325
Deferred cancellation gain/(loss)		(4)		(6)
Changes in fair value of effective portion of derivatives		7,848		1,769
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(4,456)		(7,062)

Gain/(loss) on cash flow hedging derivatives, net	₹	3,388	₹	(5,299)
Balance as at the end of the period	₹	5,755	₹	2,026
Deferred tax asset/(liability) thereon	₹	(754)	₹	(379)

Balance as at the end of the period, net of deferred tax	₹	5,001	₹	1,647

As at March 31, 2017, December 31, 2016 and 2017, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31,2017 and December 31, 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as fair value through Profit or Loss (FVTPL) are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, commercial papers classified as fair value through other comprehensive income (FVTOCI) is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2017				As at December 31, 2017
	Fair value measurements at reporting date using				Fair value measurements at reporting date using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	7,307	—	7,307	—	2,729	—	2,729	—
Others	2,546	—	2,120	426	1,138	—	806	332
Investments:
Investment in liquid and short-term mutual funds	104,675	104,675	—	—	56,586	56,586	—	—
Other investments	569	—	569	—	636	—	636	—
Investment in equity instruments	5,303	—	—	5,303	6,461	—	—	6,461
Commercial paper, Certificate of deposits and bonds	145,614	—	145,614	—	152,320	1,215	151,105	—
Liabilities
Derivative instruments:
Cash flow hedges	(55)	—	(55)	—	(697)	—	(697)	—
Others	(2,655)	—	(2,655)	—	(2,123)	—	(2,123)	—
Contingent consideration	(339)	—	—	(339)	—	—	—	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31,2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at December 31, 2017.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments	Derivative Assets –Others	Liabilities – Contingent consideration
Balance as on April 1, 2016	4,907	558	(2,251)
Additions	620	—	—
Payouts	—	—	138
Gain/loss recognized in statement of income	—	(132)	1,546
Gain/loss recognized in foreign currency translation reserve	(41)	—	198
Gain/loss recognized in other comprehensive income	(183)	—	—
Finance expense recognized in statement of income	—	—	30

Closing balance as on March 31, 2017	5,303	426	(339)

Additions	1,037	—	—
Payouts	—	—	164
Transferred to investment in equity accounted investee	(350)	—	—
Gain/loss recognized in statement of income	—	(94)	164
Gain/loss recognized in foreign currency translation reserve	(43)	—	(28)
Gain/loss recognized in other comprehensive income	514	—	—
Finance expense recognized in statement of income	—	—	39

Closing balance as on December 31, 2017	6,461	332	—

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model	Long term growth rate	0.50%	56	(52)
		Discount rate	0.50%	(95)	102
	Market multiple approach	Revenue multiple	0.5x	182	(188)
Derivative assets		Volatility of comparable companies	2.50%	30	(30)
	Option pricing model	Time to liquidation event	1 year	62	(71)

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at December 31,
	2016		2017
Balance at the beginning of the period	₹	16,116	₹	13,107

Translation difference related to foreign operations, net		719		892
Change in effective portion of hedges of net investment in foreign operations		70		147

Total change during the period		789		1,039

Balance at the end of the period	₹	16,905	₹	14,146

16.	Income Taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Income tax expense as per the statement of income	₹	6,440	₹	5,355	₹	18,471	₹	17,775
Income tax included in other comprehensive income on:
Unrealized gain on investment securities		(102)		(431)		527		(165)
Gain / (loss) on cash flow hedging derivatives		(58)		200		297		(1,039)
Defined benefit plan actuarial gains / (losses)		3		48		26		244

Total income taxes	₹	6,283	₹	5,172	₹	19,321	₹	16,815

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Current taxes
Domestic	₹	4,959	₹	5,979	₹	14,730	₹	14,883
Foreign		540		2,292		3,475		4,828

		5,499		8,271		18,205		19,711
Deferred taxes
Domestic		501		(450)		165		410
Foreign		440		(2,466)		101		(2,346)

		941		(2,916)		266		(1,936)

Total income tax expense	₹	6,440	₹	5,355	₹	18,471	₹	17,775

Income tax expense is net of reversal of provisions/ (provision recorded) pertaining to earlier periods, which are no longer required, amounting to ₹ 517 and ₹ 557 for the three months ended December 31, 2016 and 2017 respectively and ₹ 929 and ₹ 911 for the nine months ended December 31, 2016 and 2017.

17.	Revenues

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Rendering of services	₹	130,724	₹	131,614	₹	389,659	₹	391,797
Sale of products		6,154		5,076		20,868		15,388

Total revenues	₹	136,878	₹	136,690	₹	410,527	₹	407,185

18.	Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Employee compensation (refer note 22)	₹	66,052	₹	67,409	₹	199,334	₹	202,463
Sub-contracting/technical fees		21,224		21,543		61,503		63,293
Cost of hardware and software		6,058		4,624		20,115		14,315
Travel		5,090		4,419		15,655		13,321
Facility expenses		4,785		5,202		14,499		15,344
Depreciation, amortization and impairment		5,412		5,279		14,926		15,422
Communication		1,408		1,379		3,968		4,000
Legal and professional fees		1,124		1,300		3,638		3,444
Rates, taxes and insurance		473		691		1,683		1,742
Marketing and brand building		654		902		2,172		2,394
Provision for doubtful debts and deferred contract cost		874		3,256		2,338		4,128
Miscellaneous expenses		1,258		1,036		4,677		3,341

Total cost of revenues, selling and marketing and general and administrative expenses	₹	114,412	₹	117,040	₹	344,508	₹	343,207

19.	Finance expense

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Interest expense	₹	381	₹	770	₹	1,336	₹	2,175
Exchange fluctuation on foreign currency borrowings, net		985		435		2,794		1,890

Total	₹	1,366	₹	1,205	₹	4,130	₹	4,065

20.	Finance and other income

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Interest income	₹	4,192	₹	4,389	₹	13,119	₹	13,509
Dividend income		118		142		195		461
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		842		(754)		1331		701
Gain on sale of investments		567		2,357		1379		4,324

Total	₹	5,719	₹	6,134	₹	16,024	₹	18,995

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Earnings per share and number of share outstanding for the three and nine months ended December 31, 2016 and 2017, have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 03, 2017.

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Profit attributable to equity holders of the Company	₹	21,094	₹	19,371	₹	62,284	₹	62,053
Weighted average number of equity shares outstanding		4,834,941,252		4,802,285,697		4,863,935,370		4,830,841,298
Basic earnings per share	₹	4.36	₹	4.03	₹	12.81	₹	12.85

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
Profit attributable to equity holders of the Company	₹	21,094	₹	19,371	₹	62,284	₹	62,053
Weighted average number of equity shares outstanding		4,834,941,252		4,802,285,697		4,863,935,370		4,830,841,298
Effect of dilutive equivalent share options		12,539,036		7,014,599		13,547,450		7,544,532

Weighted average number of equity shares for diluted earnings per share		4,847,480,288		4,809,300,296		4,877,482,820		4,838,385,830
Diluted earnings per share	₹	4.35	₹	4.03	₹	12.77	₹	12.83

22.	Employee benefits

a) Employee costs include:

	Three months ended December 31,		Nine months ended December 31,
	2016	2017	2016	2017
Salaries and bonus	₹ 63,890	₹ 65,250	₹ 192,900	₹ 195,988
Employee benefit plans
Gratuity and other defined benefit plans	266	283	798	840
Contribution to provident and other funds	1,455	1,514	4,364	4,746
Share based compensation	441	362	1,272	889

	₹ 66,052	₹ 67,409	₹ 199,334	₹ 202,463

b) The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended December 31,		Nine months ended December 31,
	2016	2017	2016	2017
Cost of revenues	₹ 55,741	₹ 56,576	₹ 167,953	₹ 170,353
Selling and marketing expenses	6,451	7,083	20,037	20,842
General and administrative expenses	3,860	3,750	11,344	11,268

	₹ 66,052	₹ 67,409	₹ 199,334	₹ 202,463

The Company has granted 400,000 and 3,456,800 options under RSU option plan during the three and nine months ended December 31, 2017 respectively (2,294,000 and 2,319,000 for the three and nine months ended December 31, 2016); 10,000 and 2,718,400 options under ADS option plan during the three and nine months ended December 31, 2017 respectively (2,184,000 and 2,191,500 for three and nine months ended December 31, 2016).

The Company has also granted Nil and 1,097,600 Performance based stock options (RSU) during the three and nine months ended December 31, 2017 respectively (Nil and 79,000 for the three and nine months ended December 31, 2016); Nil and 1,113,600 Performance based stock options (ADS) during the three and nine months ended December 31, 2017 respectively (Nil and 188,000 for three and nine months ended December 31, 2016).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2017 and December 31, 2017, the Company had committed to spend approximately ₹ 12,238 and ₹ 11,600 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2017 and December 31, 2017, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 22,023 and ₹ 31,731 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011 the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with ₹ Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the final assessment order in November 2017 with a proposed demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014 the Company received the draft assessment order in January 2018 with a proposed demand of ₹ 8,701 (including interest of ₹ 2,700), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company will be filing objection before the DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,585 and ₹ 2,746 as of March 31, 2017 and December 31, 2017. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

In December 2017, National Grid filed a legal claim against the Company in U.S.District Court of the Eastern District of New York seeking damages amounting to $140 million (₹ 8,936 million) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

24.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	33,843	20,972	20,780	17,131	29,517	9,718	—	131,961	5,713	(29)	137,645
Segment Result	6,413	3,400	3,415	3,856	5,355	1,604	—	24,043	(586)	(336)	23,121
Unallocated								112			112
Segment Result Total								24,155	(586)	(336)	23,233
Finance expense											(1,366)
Finance and other income											5,719
Share of profit/(loss) of equity accounted investee											—
Profit before tax											27,586
Income tax expense											(6,440)
Profit for the period											21,146
Depreciation and amortization											5,412

Information on reportable segment for the nine months ended December 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	101,056	61,786	62,213	51,368	88,518	29,478	—	394,419	19,309	(169)	413,559
Segment Result	19,786	9,490	10,774	10,324	17,484	4,700	—	72,558	(1,252)	(493)	70,813
Unallocated								(1,762)	—	—	(1,762)
Segment Result Total								70,796	(1,252)	(493)	69,051
Finance expense											(4,130)
Finance and other income											16,024
Share of profit/ (loss) of equity accounted investee											—
Profit before tax											80,945
Income tax expense											(18,471)
Profit for the period											62,474
Depreciation and amortization											14,926

Information on reportable segment for the three months ended December 31, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	37,766	18,463	21,209	16,426	30,050	8,432	—	132,346	4,498	(29)	136,815
Segment Result	6,832	2,364	3,869	(1,312)	5,692	1,315	—	18,760	195	(10)	18,945
Unallocated								830	—	—	830
Segment Result Total								19,590	195	(10)	19,775
Finance expense											(1,205)
Finance and other income											6,134
Share of profit/ (loss) of equity accounted investee											10
Profit before tax											24,714
Income tax expense											(5,355)
Profit for the period											19,359
Depreciation and amortization											5,279

Information on reportable segment for the nine months ended December 31, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	others	Total
Revenue	109,049	55,602	62,733	51,659	89,402	25,846	—	394,291	13,829	(4)	408,116
Segment Result	18,328	7,796	10,047	5,774	16,267	3,911	—	62,123	314	305	62,742
Unallocated								2,167	—	—	2,167
Segment Result Total								64,290	314	305	64,909
Finance expense											(4,065)
Finance and other income											18,995
Share of profit/ (loss) of equity accounted investee											14
Profit before tax											79,853
Income tax expense											(17,775)
Profit for the period											62,078
Depreciation and amortization											15,422

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended December 31,				Nine months ended December 31,
	2016		2017		2016		2017
India	₹	11,027	₹	10,021	₹	35,555	₹	32,551
Americas		73,696		70,388		216,831		212,579
Europe		32,414		35,642		98,980		101,789
Rest of the world		20,508		20,764		62,193		61,197

	₹	137,645	₹	136,815	₹	413,559	₹	408,116

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2016 and 2017.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of profit and loss).

d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Segment results for ENU industry vertical for three months and nine months ended December 31, 2017 is after considering the impact of provision for impairment of receivables and deferred contract costs (Refer note 28).

25. List of subsidiaries and equity accounted investee as of December 31, 2017 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
		Cooper Software, Inc.	USA
Wipro Overseas IT Services Pvt. Ltd			India

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
		New Logic Technologies SARL	France
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság	Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary Hungary

	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited Wipro Technologies South Africa (Proprietary) Limited	Wipro Technologies Nigeria Limited	Ghana South Africa Nigeria

	Wipro IT Service Ukraine LLC Wipro Information Technology Netherlands BV.		Ukraine Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A.	Peru Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain

	Wipro Gulf LLC		Sultanate of Oman

	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited *			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited, 74% of the equity securities of Wipro Airport IT Services Limited and 55% of the equity securities of Women’s Business Park Technologies Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

(A)	Step Subsidiary details of Wipro Portugal S.A, Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S Designit Peru SAC	Colombia Peru

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cellent GmbH	Frontworx Informations technologie GmbH		Austria Austria
HPH Holdings Corp.	HealthPlan Services Insurance Agency, Inc. HealthPlan Services, Inc.		USA USA USA
Appirio, Inc.	Appirio, K.K Topcoder, Inc. Appirio Ltd		USA Japan USA Ireland
		Appirio GmbH Apprio Ltd (UK) Saaspoint, Inc.	Germany U.K. USA
	Appirio Singapore Pte Ltd		Singapore

As of December 31, 2017, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

26.	Bank balances

Details of balances with banks as of December 31, 2017 are as follows:

Name of Bank	ln current Account	In Deposit Account	Total
Citi Bank	13,602	1,058	14,660
HSBC Bank	4,548	6,431	10,979
Deutsche Bank	—	4,500	4,500
Yes Bank	—	4,216	4,216
ANZ Bank	236	3,287	3,523
HDFC Bank	1,967	1,000	2,967
Wells Fargo Bank	1,580	—	1,580
Saudi British Bank	40	1,447	1,487
BNP Paribas	688	—	688
ICICI Bank	1	575	576
Standard Chartered Bank	449	—	449
Indian Overseas Bank	—	244	244
Bank of Montreal	104	—	104
Metrobank	52	—	52
Funds in Transit	5,326	—	5,326
Others	605	109	714

Total	29,198	22,867	52,065

27.	Buyback of equity shares

During the current period, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 687.

28.	Consequent to insolvency of a customer post balance sheet date, the Company has recognized provision of ₹ 3,175 for impairment of receivables and deferred contract cost. ₹ 416 and ₹ 2,759 of these provision have been included in cost of revenue and General and administrative expenses respectively for the three months and nine months ended December 31, 2017.

29.	Events after the reporting period

On January 19, 2018, the Board of Directors of the Company declared an interim dividend of ₹ 1.00 ($ 0.02) per equity share and ADR (50% on an equity share of par value of ₹ 2).

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
January 19, 2018